Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Investigators Present Data at European Hematology Association Meeting Showing

Success of Ceflatonin for Treating CML Patients Resistant to Gleevec®

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (June 19, 2006). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today the presentation of new clinical data supporting the use of Ceflatonin® (homoharringtonine or HHT) as a treatment for chronic myeloid leukemia (CML) patients who have developed resistance to Gleevec® or other tyrosine kinase inhibitors. The data, presented at the European Hematology Association meeting held this week in Amsterdam, looked retrospectively at 15 patients with chronic or accelerated phase CML who had received HHT as salvage therapy in order to achieve a complete hematologic response following treatment failure of either imatinib mesylate (Gleevec®), the currently approved first-line therapy, or interferon.

Of the 15 patients, 11 (73.3%) achieved a complete hematologic response after a median of two courses of HHT given in single or combination therapy. These responders included one patient with accelerated phase CML and five patients with bcr-abl point mutations, which can be associated with resistance to imatinib mesylate and other tyrosine kinase inhibitors. Only one of the six patients with a detected bcr-abl mutation in the study did not respond to HHT therapy. Nine of the patients experienced grade 4 hematologic toxicities, but there was no significant extra-hematologic toxicity reported.

“These results add to the growing body of clinical data that support the potential of HHT as a therapy for CML, especially in the increasing population of patients who have developed bcr-abl mutations associated with resistance to tyrosine kinase inhibitor therapies,” said Greg Collier, Ph.D., ChemGenex’s Managing Director and Chief Executive Officer. “We have recently initiated a new multi-national phase 2/3 study evaluating the use of Ceflatonin® in patients with chronic, accelerated and blast-phase chronic myeloid leukemia (CML) who have the T315I bcr-abl point mutation. Coupled with our recent successful capital raising of more than $15 million, we believe that we are well positioned to progress the clinical development of Ceflatonin® to the stage of submission to global regulatory authorities for approval.”

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been

Data at EHA Meeting Shows Success of Ceflatonin for Treating CML Patients Resistant to Gleevec®

partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Gleevec® is a registered trade-mark of Novartis AG.

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

###

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304